Exhibit 99.1

CANARC RESOURCE CORP. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canarc.net CCM: TSX CRCUF: OTCQB

News Release

Canarc Arranges CAD$1.44 Million Flow-Through Private Placement Financing

Vancouver, Canada –July 24, 2019 – Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) (“Canarc” or the “Company”) announces that it has arranged and closed a non-brokered private placement of flow-through common shares (“FT Shares”) for aggregate gross proceeds to the Company of CAD$1.44 million (the “Offering”). The Company has issued an aggregate of 23,729,856 FT Shares pursuant to the Offering, 17,333,333 of which were issued at a purchase price of $0.06 per FT Share and the balance of 6,396,523 were issued at a purchase price of $0.0625 per FT Share. Canarc has already received conditional approval by the TSX.

An accomplished investor in the global resource sector became the ultimate owner of all the FT Shares issued in the Offering, other than 528,000 FT Shares, which were subscribed for by a Director of Canarc.

Scott Eldridge, Canarc’s CEO, stated: “We are pleased to have completed this financing and we look forward to conducting further exploration work on our newly acquired Canadian projects. In particular, our Hard Cash and Princeton gold projects have district-scale gold discovery potential where field work is currently underway on both projects.”

Canarc will use the proceeds from the Offering to fund its exploration projects in Canada, including the Princeton and Hard Cash properties. In accordance with applicable Canadian securities laws, the FT Shares will be subject to a four month hold period expiring on November 24, 2019.

After the closing of the Offering, 242,085,000 common shares of the Company are outstanding.

In connection with the Offering, the company paid cash finders' fees to BlackBridge Capital Management Corp. of $91,440 and also issued them 1.508 million non-transferable finder's warrants, with each finder's warrant being exercisable to acquire one common share of the company at an exercise price of $0.06 cents until July 23, 2021.

ON BEHALF OF THE BOARD OF DIRECTORS

"Scott Eldridge”

____________________
Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700  Tel: (604) 685-9700  Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to the use of proceeds of the Offering. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the state of financial markets, risks related to regulatory approval, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.